CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERRILL LYNCH & CO., INC. PURSUANT TO 17 C.F.R. § 200.83.  THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE DIVISION OF CORPORATION FINANCE OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE SUCH OMISSIONS.

Christopher Hayward Finance Director 4 World Financial Center North Tower New York, New York 10080 (212) 449-0778

March 7, 2008

VIA ELECTRONIC DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, DC  20549

Re:	Merrill Lynch & Co., Inc.
Form 10-K for the Fiscal Year ended December 29, 2006
Forms 10-Q for the Fiscal Quarters ended March 30, 2007 and June 29, 2007
File No. 1-7182

Dear Mr. Decker:

This letter provides the response of Merrill Lynch & Co., Inc. (“Merrill Lynch”, “we”, “our”, or “us”) to the comments from the staff of the Securities and Exchange Commission on Form 10-K for the Fiscal Year ended December 29, 2006 (“2006 Form 10-K”) and Forms 10-Q for the Fiscal Quarters ended March 30, 2007 (“first quarter 2007 10Q”), June 29, 2007 and September 28, 2007 (“third quarter 2007 10Q”) contained in your letter dated February 13, 2008 addressed to Mr. Nelson Chai.  For your convenience, we have included your comments in bold type along with our responses.

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FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2006

General

1.	Where a comment below requests additional disclosures or other revision to be made, please show us in your response what the revisions will look like in your future filings.

Response 1:
The following responses to your comments include illustrations of our proposed revisions to future filings where applicable.

Critical Accounting Policy and Estimates, page 24

Valuation of Financial Instruments, page 25 – 26

2.
You disclosed that you have less liquid financial instrument assets of approximately $22 billion and financial instrument liabilities of $9 billion that you valued using management’s best estimate of fair value and using a model where either the inputs to the model and/or the models themselves require significant judgment by management.  You also disclosed that in applying these models you consider such factors as projected cash flows, market comparables, volatility, and various market inputs.  Given the apparent subjectivity involved in determining the valuation of these less liquid financial instruments, please consider disclosing in greater detail the types of models used as well as the key inputs and estimates used in each of these models.  Please consider disclosing whether or not there have been any changes in the models or methods used in the valuations.  Please also consider providing a sensitivity analysis which shows the potential impact of adverse changes in the key inputs and estimates used in each of these models.

Response 2
We note that this comment references disclosures concerning liquidity and transparency of financial instruments in our 2006 10-K.  The disclosures have been replaced with disclosures that are in compliance with SFAS 157 – Fair Value Measurements (“SFAS 157”), which Merrill Lynch adopted on December 30, 2006 (for fiscal 2007).  These updated disclosures address liquidity and transparency by means of the fair value hierarchy within SFAS 157.  In addition we have included disclosures in our 2007 10-K that address certain instruments and inputs that require significant judgment.  These disclosures describe the lack of readily available or observable prices for asset-backed securities and the use of other available information and modeling techniques used to value such securities.  The disclosures addressing liquidity, price transparency and significant judgments concerning specific instruments and inputs from our 2007 10-K (pages 27 – 29) are included below.

We early adopted the provisions of SFAS No. 157 Fair Value Measurements (“SFAS No. 157”) in the first quarter of 2007. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date (i.e., the exit price). An exit price notion does not assume that the transaction price is the same as the exit price and thus permits the recognition of inception gains and losses on a transaction in certain circumstances. An exit price notion requires the valuation to consider what a marketplace participant would pay to buy an asset or receive to assume a liability. Therefore, we must rely upon observable market data before we can utilize internally derived valuations.

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Fair values for exchange-traded securities and certain exchange-traded derivatives, principally certain options contracts, are based on quoted market prices. Fair values for OTC derivatives, principally forwards, options, and swaps, represent amounts estimated to be received from or paid to a market participant in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services and other inputs such as quoted interest and currency indices, while taking into account the counterparty’s credit rating, or our own credit rating as appropriate.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the Consolidated Financial Statements. For example, on long-dated and illiquid contracts we apply extrapolation methods to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables us to mark to fair value all positions consistently when only a subset of prices is directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, we continually refine our pricing models to correlate more closely to the market price of these instruments. Obtaining the fair value for OTC derivative contracts requires the use of management judgment and estimates. In addition, during periods of market illiquidity, the valuation of certain cash products can also require significant  judgment and the use of estimates by management. Examples of specific instruments and inputs that require significant judgment include:

Asset-Backed Securities Valuation
In the most liquid markets, readily available or observable prices are used in valuing asset backed securities. In less liquid markets, such as those that we have encountered in the second half of 2007, the lack of these prices necessitates the use of other available information and modeling techniques to approximate the fair value for some of these securities.

For certain classes of asset-backed securities where lack of observable prices is most severe, we employ a fundamental cashflow valuation approach. To determine fair value for these instruments, we employ various econometric techniques, coupled with collateral performance analysis, and review of market comparables, if any. We then project collateral expected losses, leading to deal-specific discounting of cash flows at market levels. More specifically, the valuation for our U.S. ABS CDO super senior securities is based on cash flow analysis including cumulative loss assumptions. These assumptions are derived from multiple inputs including mortgage remittance reports, housing prices and other market data. Relevant ABX indices are also analyzed as part of the overall valuation process.

Correlation
We enter into a number of transactions where the performance is wholly or partly dependent on the relative performance of two or more assets. In these transactions, referred to as correlation trades, correlation between the assets can be a significant factor in the valuation. Examples of this type of transaction include: equity or foreign exchange baskets, constant maturity swap spreads (i.e., options where the performance is determined based upon the fluctuations between two benchmark interest rates), and commodity spread trades. Many correlations are available through external pricing services. Where external pricing information is not available, management uses

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estimates based on historical data, calibrated to more liquid market information. Unobservable credit correlation, such as that influencing the valuation of complex structured CDOs, is calibrated using a proxy approach (e.g., using implied correlation from traded credit index tranches as a proxy for calibrating correlation for a basket of single-name corporate investment grade credits that are infrequently traded).

Volatility
We hold derivative positions whose values are dependent on volatilities for which market observable values are not available. These volatilities correspond to options with long-dated expiration dates, strikes significantly in or out of the money, and/or in the case of interest rate underlyings, a large tenor (i.e., an underlying interest rate reference that itself is long-dated). We use model-based extrapolation, proxy techniques, or historical analysis, to derive the unobservable volatility. These methods are selected based on available market information and are used across all asset classes. Volatility estimation can have a significant impact on valuations.

Prior to adoption of SFAS No. 157, we followed the provisions of EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities (“EITF 02-3”). Under EITF 02-3, recognition of day one gains and losses on derivative transactions was prohibited when model inputs that significantly impacted valuation were not observable. Day one gains and losses deferred at inception under EITF 02-3 were recognized at the earlier of when the valuation of such derivative became observable or at the termination of the contract. SFAS No. 157 nullifies this guidance in EITF 02-3. Although this guidance in EITF 02-3 has been nullified, the recognition of significant inception gains and losses that incorporate unobservable inputs are reviewed by management to ensure such gains and losses are derived from observable inputs and/or incorporate reasonable assumptions about the unobservable component, such as implied bid-offer adjustments.

Valuation Adjustments
Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions marked-to-market at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value representing the exit price as defined in SFAS No. 157. The significant adjustments include liquidity and counterparty credit risk.

Liquidity
We make adjustments to bring a position from a mid-market to a bid or offer price, depending upon the net open position. We value net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

Counterparty Credit Risk
In determining fair value, we consider both the credit risk of our counterparties, as well as our own creditworthiness. We attempt to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net exposure is then measured with consideration of a counterparty’s creditworthiness and is incorporated into the fair

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value of the respective instruments. We generally base the calculation of the credit risk adjustment for derivatives upon observable market credit spreads.

SFAS No. 157 also requires that we consider our own creditworthiness when determining the fair value of an instrument. The approach to measuring the impact of our credit risk on an instrument is done in the same manner as for third party credit risk. The impact of our credit risk is incorporated into the fair valuation, even when credit risk is not readily observable in the pricing of an instrument, such as in OTC derivatives contracts.

In accordance with SFAS No. 157, we have categorized our financial instruments, based on the priority of the inputs to the valuation technique, into a three level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Balance Sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1
Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2
Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

b)	Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

c)
Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives including interest rate and currency swaps); and

d)
Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage related assets, including loans, securities and derivatives).

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Level 3
Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage related assets (including loans, securities and derivatives), and long-dated or complex derivatives including certain equity derivatives and long-dated options on gas and power).

Risk Management, page 50

3.
We have reviewed your responses to prior comments 3 and 13.  We note the additional disclosures you intend to provide solely related to exposure from credit default swaps on U.S. super senior ABS CDOs.  We continue to believe that you should provide additional disclosures regarding the remaining areas of exposure related to credit default swaps.  Please consider addressing the following:

•	Disclosing the types of credit exposures that you hedge;
•	Disclosing the credit ratings of the counter-parties involved in the credit default swaps and the related dollar amounts hedged;
•	Disclosing the likelihood of a potential downgrade to the sellers of the credit default swaps and the impact that such a downgrade could have on your valuation of credit default swaps;
•	Disclosing the average duration of your credit default swap assets and liabilities by type of credit rating;
•	Disclosing whether you hold any collateral on your credit default swaps; and
•	Disclosing concentrations of credit risks as required by paragraph 15A of SFAS 107. In this regard, please tell us the metric that you used to define a material concentration of credit risk.

Response 3
We will consider addressing the disclosures listed above in future filings.  We have provided additional disclosure as detailed below.  In the normal course of business, we enter into numerous credit default swaps.  We believe we have provided disclosures related to what we consider the most material and relevant exposures (super senior U.S. ABS CDOs) as well as our concentration of credit risk to financial guarantors.  In addition to the disclosures related to our credit default swaps with financial guarantors on U.S. ABS CDOs, we have also included additional disclosures for our credit default swaps with financial guarantors related to other classes of assets and the potential for future downgrades to financial guarantor counterparties (page 24 of our 2007 10-K).  We have also disclosed our concentration of risk to the U.S. sub-prime residential mortgage market and financial guarantors in Footnote 3 of our 2007 10-K (pages 110 – 111).  These disclosures are highlighted below.

•
To economically hedge certain of our ABS CDO and U.S. sub-prime mortgage exposures, we entered into credit default swaps with various counterparties, including financial guarantors. At December 28, 2007, our short exposure from credit default swaps with financial guarantors to economically hedge certain U.S. super senior ABS CDOs was $13.8 billion, which represented credit default swaps with a notional amount of $19.9 billion that have been adjusted for mark-to-market gains of

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$6.1 billion. The fair value of these credit default swaps at December 28, 2007 was $3.5 billion, after taking into account a $2.6 billion credit valuation adjustment related to certain financial guarantors. We also have credit derivatives with financial guarantors across other referenced assets. The fair value of these credit derivatives at December 28, 2007 was $2.0 billion, after taking into account a $0.5 billion credit valuation adjustment.

Subsequent to year-end, market conditions deteriorated and have led to negative rating agency actions for certain financial guarantors. We continue to monitor industry and company specific developments. Further credit deterioration of the underlying assets hedged with the financial guarantors and/or the financial guarantors themselves could have an adverse impact on our future financial performance.

•	Concentration of Risk to the U.S. Sub-Prime Residential Mortgage Market
At December 28, 2007, Merrill Lynch had sizeable exposure to U.S. sub-prime residential mortgages through securities, derivatives, loans and loan commitments. This included:
•	Net exposure of $2.7 billion in U.S. sub-prime residential mortgage-related positions, excluding Merrill Lynch’s U.S. banks investment security portfolio;
•	Net exposure of $4.8 billion in super senior U.S. ABS CDOs and secondary trading exposures related to the ABS CDO business; and
•	Net exposure of $4.2 billion in sub-prime residential mortgage-backed securities and U.S. ABS CDOs held in Merrill Lynch’s U.S. banks’ investment portfolio.

Valuation of these exposures will continue to be impacted by external market factors including default rates, rating agency actions, and the prices at which observable market transactions occur. Merrill Lynch’s ability to mitigate its risk by selling or hedging its exposures is also limited by the market environment. Merrill Lynch’s future results may continue to be materially impacted by the valuation adjustments applied to these positions.

Concentration of Risk to Financial Guarantors
To economically hedge certain ABS CDO and U.S. sub-prime mortgage positions, Merrill Lynch entered into credit derivatives with various counterparties, including financial guarantors. At December 28, 2007, Merrill Lynch’s short exposure from credit default swaps with financial guarantors to economically hedge certain U.S. super senior ABS CDOs was $13.8 billion, which represented credit default swaps with a notional amount of $19.9 billion that have been adjusted for mark-to-market gains of $6.1 billion. The fair value of these credit default swaps at December 28, 2007 was $3.5 billion, after taking into account a $2.6 billion credit valuation adjustment related to certain financial guarantors.

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Financial Statements

Notes to the Financial Statements

Note 3. Segment and Geographic Information, page 91

We have reviewed your response to prior Comment 4

4.
On a weekly basis, your CODM receives the Global Markets and Investment Banking Weekly Highlights Report which includes revenue, compensation expense, non-compensation expense, pre-tax earnings, and after-tax earnings for each of the businesses included in your Global Markets and Investment Banking segment.  These businesses are as follows:

•	Fixed income, currency and commodities;
•	Equity markets; and
•	Investment Banking
Given the extensive amount of discrete financial information your CODM receives at the business level on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decisions and assessing performance.  It is unclear how you determined that each of these businesses do not meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131.  Please advise.  Please also confirm that there is not a similar weekly highlights report prepared related to the GWM segment.

Response 4
*[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission]*

5.	Please provide us with the following reports based off Appendix II of your response:
•	Merrill Lynch’s 2008 Operating Plan
•	All of the Merrill Lynch & Co’s Daily earnings Summaries provided to the CODM during the month of December 2007 and December 2006
•	Presentations to the Executive Committee provided during or related the three months ended December 28, 2007 and December 29, 2006;
•	Presentations to the Board of Directors provided during or related to the three months ended December 28, 2007 and December 29, 2006;
•	GMI Weekly Highlight Report provided to the CODM during the month of December 2007 as well as during the months of December 2005 and December 2006; and
•	Financial Summary to the Board of Directors provided related to December 2007 and December 2006.

Response 5
We will hand deliver the requested reports.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 28, 2007

General

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6.	Please address the comments above in your interim filings as well.

Response 6
The above comments will also be addressed in our interim filings where applicable.

Management’s Discussion and Analysis

U.S. Sub-Prime Residential Mortgage-Related and ABS CDO Activities, page 73

7.
We have reviewed your response to prior comment 10.  Please consider expanding your disclosures related to the interests you retain from sub-prime residential mortgage securitizations to discuss the key assumptions used to value your retained interests as well as to provide a sensitivity analysis specifically related to these retained interests similar to the analysis included on page 37 of your Form 10-Q.

Response 7
The amounts of retained interests for all securitized residential mortgage loans, including those related to sub-prime mortgages, are included in our disclosure in Footnote 6 of our 2007 10-K.  These disclosures include the key assumptions used to value the retained interests and a sensitivity analysis of the current fair value of the retained interests to certain changes in the key assumptions.  The retained interest amounts related to sub-prime mortgages were not considered material (approximately $900 million of the $2.8 billion) to warrant separate categorization in this disclosure.  We will continue to monitor these amounts and consider expanding our disclosures in future filings as necessary.

Note 3.  Fair Value of Financial Instruments, page 26

8.	We are still evaluating your response to prior Comment 8.

Response 8
*[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission]*

9.
We have reviewed your response to prior comments 11 and 12.  Given the significant write-downs taken in the third and fourth quarters of 2007, we continue to believe that you should quantify and disclose each significant component of the $2.0 billion net decrease in other net changes in net exposures as well as quantify and reconcile the difference between the gross and net exposure to U.S. sub-prime residential mortgage-related exposures.  Please also consider disclosing what led to the decrease of approximately $500 million in hedges (short positions) which resulted in an increase in the net exposure related to residential mortgage-backed securities.

Response 9
We have revised the disclosures in our 2007 10-K to disclose the net exposure at year-end and the amount of losses for the entire year for our U.S. ABS CDO and Residential Mortgage-Related exposures.  We did not include a rollforward of the exposure from the beginning of the year as we believed the most relevant information was our exposure at year-end and providing a rollforward for the entire year was not meaningful.  We will consider providing the difference between gross

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and net exposure to U.S. sub-prime residential mortgage-related exposures in future filings if the amounts are material.

10.
We have reviewed your response to prior comment 14.  It does not appear that your press release dated January 17, 2008 includes a presentation of your gross exposures to CDO positions.  Please tell us what consideration you gave to presenting your gross exposures to CDO positions in addition to your current presentation of net exposures.  For example, an additional table could reconcile from your gross exposures to your net CDO exposures, with corresponding explanations for the significant reconciling items.

Response 10
Our press release dated January 17, 2008 provided both our long and short exposure to U.S. ABS CDOs in a footnote (footnote 3) to the table in attachment VIII of the press release.  In order to make this information more transparent to users of our financial statements, we have disclosed the long exposure of $30.4 billion and short exposure of $23.6 billion at December 28, 2007 as an introduction to the net exposure table (page 36 of our 2007 10-K).  This disclosure is highlighted below.

For total U.S. super senior ABS CDOs, long exposures were $30.4 billion and short exposures were $23.6 billion at December 28, 2007. Short exposures primarily consist of purchases of credit default swap protection from various third parties, including financial guarantors, insurers and other market participants.

The following table provides a summary of our U.S. super senior ABS CDO net exposures and our secondary trading exposures related to our ABS CDO business as of December 28, 2007. Derivative exposures are represented by their notional amounts as opposed to fair value.

¹  Represents long and short exposure of hedges. These hedges are affected by a variety of factors that impact the degree of their effectiveness, including differences in attachment point, timing of cash flows, control rights, litigation, the creditworthiness of the counterparty, limited recourse to counterparties and other basis risks.
²  Primarily represents unrealized losses on net exposures. Amounts exclude credit valuation   adjustments of negative  $2.6 billion related to financial guarantor exposures on U.S. super senior ABS CDOs. See table regarding financial guarantor exposures.

11.
We have reviewed your response to prior comment 15.  It does not appear that your press release dated January 17. 2008 specifically addresses risks and exposures to non-U.S. sub-prime residential mortgage-related and ABS CDO positions in a similar manner to your discussion of the U.S. market beginning on page 73 of your Form 10-QSB.  Please tell us what consideration you gave to providing these disclosures.

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Response 11
We have enhanced our disclosures in our 2007 10-K to include both the net exposures at December 28, 2007 and the net losses, if any, for the year ended December 28, 2007 for the following asset classes:
•	U.S. Alt A mortgages
•	U.S. Prime mortgages
•	Non-U.S. mortgages and
•	Mortgage servicing rights

We also provided qualitative disclosures addressing the activities that gave rise to these exposures.  These disclosures (pages 35 – 36 in the 2007 10-K) are highlighted below.

(N/A)    Not applicable as these areas did not generate net losses for the year ended December 28, 2007.
¹             Primarily represents unrealized losses on net exposures.

During 2007, our U.S. sub-prime residential mortgage-related net exposures declined significantly as a result of unrealized losses incurred, securitizations, sales, hedges and changes in loan commitments and related funding.

Other Residential Mortgage-Related Activities
In addition to our U.S. sub-prime related net exposures, we also had net exposures related to other residential mortgage-related activities. These activities consist of the following:

•
U.S. Alt-A: We had net exposures of $2.7 billion at the end of 2007, which consisted primarily of residential mortgage-backed securities collateralized by Alt-A residential mortgages. These net exposures resulted from secondary market trading activity or were retained from our securitizations of Alt-A residential mortgages, which were purchased from third-party mortgage originators. We do not originate Alt-A mortgages.
We view Alt-A mortgages as single-family residential mortgages that are generally higher credit quality than sub-prime loans but have characteristics that would disqualify the borrower from a traditional prime loan. Alt-A lending characteristics may include one or more of the following: (i) limited documentation; (ii) high combined-loan-to-value (‘‘CLTV”) ratio (CLTV greater than 80%); (iii) loans secured by non-owner occupied properties; or (iv) debt-to-income ratio above normal limits.

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•
U.S. Prime: We had net exposures of $28.2 billion at the end of 2007, which consisted primarily of prime mortgage whole loans, including approximately $12 billion of prime loans originated with GWM clients and $9.7 billion of prime loans originated by First Republic, an operating division of Merrill Lynch Bank & Trust Co., FSB (“MLBT-FSB”). We also purchase prime whole loans from third-party originators for securitization and for the investment portfolios of Merrill Lynch Bank USA (“MLBUSA”) and MLBT-FSB.

•
Non-U.S.: We had net exposures of $9.6 billion at the end of 2007 which consisted primarily of residential mortgage whole loans originated in the United Kingdom, as well as through mortgage originators in the Pacific Rim.

•
Mortgage Servicing Rights: We own approximately $400 million of mortgage servicing rights which represent the right to current and future cash flows based on contractual servicing fees for mortgage loans. In connection with our residential mortgage businesses, we may retain or acquire mortgage servicing rights. See Note 6 to the Consolidated Financial Statements for further information.

12.
In your January 17, 2008 press release you disclosed that you had a net exposure to Alt-A residential mortgages of $2.7 billion and Alt-A residential mortgage-backed securities in the amount of $7.1 billion at December 31, 2007.  Please consider expanding your disclosures to address the risks and exposures to Alt-A residential mortgage assets and investment securities to include the following:

•	Your definition and a description of what you consider to be Alt-A loans;

•	Your underwriting policies for Alt-A loans;

•	Your risk management policies with respect to Alt-A loans

•
Your gross and net exposure to Alt-A residential mortgages and mortgage-backed securities with a corresponding reconciliation between the gross and net amounts and an explanation of the significant reconciling items; and

•
The models and methods used to value amounts related to Alt-A loans as well as the key inputs and estimates used in each of these models.  Please disclose whether or not there have been any changes in the models or methods used in the valuations.  Please also provide a sensitivity analysis which shows the potential impact of adverse changes in the key inputs and estimates used in these models.

Response 12
The expanded disclosure in our 2007 10-K addressed our definition and description of U.S. Alt-A mortgages.  In addition, we disclosed that we do not originate Alt-A loans.  There is no difference between net and gross exposure for Alt-A residential mortgages and Alt-A residential mortgage-backed securities in our investment securities portfolio as we do not hedge underlying credit risk on this asset class.  Therefore, we have not provided gross and net disclosures.  Please see our response to comment 11 which includes the expanded disclosure in our 2007 10-K for U.S. Alt-A mortgages.

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13.
In your January 17, 2008 press release you disclosed a net exposure to U.S. prime real estate mortgage assets of $28.2 billion and prime residential mortgage-backed securities of $4.2 billion as of December 28, 2007.  In light of the weaker U.S. housing market, please consider disclosing the risks and exposures to loss arising from your prime mortgage related exposures.  Please also consider disclosing your gross as well as net exposures as well providing any additional disclosures which will provide additional insight on your exposures.

Response 13
U.S. prime real estate mortgage assets of $28.2 billion are accounted for as held for investment loans and include an allowance for loan losses of approximately $34 million.  We did not consider the allowance for loan losses material and therefore did not separately disclose such amount.  Prime residential mortgage-backed securities of $4.2 billion are accounted for at fair value.  There is no difference between the net and gross exposure for these securities as we do not hedge underlying credit risk for these securities.  The amounts disclosed represent our maximum exposure to loss.  Please see our response to Comment 11 for additional disclosures included in our 2007 10-K to address these exposures, including the activities from which these exposures originated.  We will also consider adding additional qualitative disclosures concerning these exposures depending upon market conditions in future reporting periods.

We hope that this letter is responsive to your comments.  If you have any questions concerning this response, please do not hesitate to contact me at (212) 449-0778 or our Controller, Gary Carlin at (212) 449-5825.

Sincerely, /s/Christopher Hayward Christopher Hayward Finance Director Principal Accounting Officer

cc:	Gus Rodriguez, Staff Accountant
Nudrat Salik, Staff Accountant
Nelson Chai, Chief Financial Officer